UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No. ___________)*


                                 INSYNQ, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
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                        (Title of Class of Securities)


                                  45811Q 10 6
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                                (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /      Rule 13d-1(b)
     / /      Rule 13d-1(c)
     /X/      Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


===============================================================================
CUSIP No.  ___45811A 10 6___


1)   Name of Reporting Person                  Gorst P. Gorst
     S.S. or I.R.S. Identification Nos.        ###-##-####
     of Above Persons (entities only)


2)   Check the Appropriate Box              (a)   [ ]
       if a Member of a Group               (b)   [ ]
       (See Instructions)


3)   SEC Use Only


4) Citizenship or Place of
          Organization                      United States

                                     PAGE 1
--------------
  Number of   |  (5)  Sole Voting Power      4,944,350
   Shares     |  (6)  Shared Voting
Beneficially  |            Power                 -0-
   Owned      |  (7)  Sole Dispositive
  by Each     |            Power             4,929,350
 Reporting    |  (8)  Shared Dispositive
Person With   |            Power                 -0-
--------------


9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                             4,944,350


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


11)  Percent of Class Represented by Amount in Row (9)
                                                3.09%


12)  Type of Reporting Person IN (See Instructions)



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                       August 22, 2003
                                       /s/ John P. Gorst
                                       Signature
                                       John P. Gorst
                                       Chairman of the Board, Chief
                                       Executive Officer and President


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